# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perfect Moment Ltd., CIK 0001849221
CUSIP: 713715100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 244 5th Ave., Ste. 1219, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-045558
Filed by CIK 0001455971

## Reporting persons
- Mark N. Tompkins: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 652,707; shared voting power 0; sole dispositive power 652,707; shared dispositive power 0; aggregate amount beneficially owned 652,707 (4.1% of the class)
  Comment: Consists of outstanding shares of Common Stock.
  
  Based on 16,012,889 shares of Common Stock of the Issuer issued and outstanding as of November 11, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2024.

## Item 1. Issuer
Name of issuer: Perfect Moment Ltd.
Address of issuer's principal executive offices: 244 5th Ave. Ste. 1219, New York, NY, 10001

## Item 2. Person Filing
Name of person filing: Mark N. Tompkins
Address of principal business office or, if none, residence:
Apt. 1, Via Guidino 23

6900 Lugano-Paradiso

Switzerland
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 652,707
Percent of class: 4.1%
Sole power to vote or to direct the vote: 652,707
Sole power to dispose or to direct the disposition: 652,707

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mark N. Tompkins: /s/ Mark N. Tompkins, Mark N. Tompkins (02/14/2025)